

13030194

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: January 31, 2007
Estimated average burden hours per response.... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-67019~~ 8- 67974

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2012** (MM/DD/YY) AND ENDING **DECEMBER 31, 2012** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

LIBERUM CAPITAL INC

OFFICIAL USE ONLY
FIRM I.D. NO.

SEC
Mail Processing
Section
FEB 26 2013
Washington DC
405

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

441 Lexington Avenue, 15th Floor
New York, NY 10017

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven C. Bender **646.290.7248**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berson & Corrado
(Name - *if individual, state last, first, middle name*)

25 West 43rd St, Suite 920	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Steven C. Bender**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Liberum Capital Inc** as of **DECEMBER 31, 2012**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: **NONE.**



Signature

Financial & Operations Principal
Title

CALLIE HARRINGTON
No. 01HA6210946
Notary Public, State of New York
Qualified in Erie County
My Commission Expires 09/08/2013



Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LIBERUM CAPITAL INC.

AGREED UPON PROCEDURES

DECEMBER 31, 2012

BERSON+CORRADO
Integrated Financial Solutions

www.bersonandcorrado.com

Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Stockholder
Liberum Capital Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7)) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2012, which were agreed to by Liberum Capital Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Liberum Capital Inc. compliance with the applicable instructions of the General Assessment reconciliation (Form SIPC-7). Liberum Capital Inc.'s management is responsible for Liberum Capital Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries (copy of disbursement) noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report in intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Berson + Corrado

New York, New York
February 25, 2013

25 West 43rd Street, Suite 920
New York, NY 10036-7406
T 212.730.5444
F 212.730.5450

48 South Franklin Turnpike, Suite 101
Ramsey, NJ 07446-2558
T 201.661.6600
F 201.661.6601


BERSON+CORRADO
Integrated Financial Solutions

LIBERUM CAPITAL INC.
(A WHOLLY OWNED SUBSIDIARY OF LIBERUM CAPITAL LIMITED)

FINANCIAL STATEMENTS

DECEMBER 31, 2012

LIBERUM CAPITAL INC.
(A WHOLLY OWNED SUBSIDIARY OF LIBERUM CAPITAL LIMITED)

FINANCIAL STATEMENTS

DECEMBER 31, 2012

LIBERUM CAPITAL INC.
(A WHOLLY OWNED SUBSIDIARY OF LIBERUM CAPITAL LIMITED)

TABLE OF CONTENTS

BERSON+CORRADO
Integrated Financial Solutions
www.bersonandcorrado.com

Independent Auditors' Report

To the Stockholder
Liberum Capital Inc.

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Liberum Capital Inc. (the Company) as of December 31, 2012, and the related statements of income, changes in stockholder's equity, changes in subordinated borrowings, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

25 West 43rd Street, Suite 920
New York, NY 10036-7406
T 212.730.5444
F 212.730.5450

48 South Franklin Turnpike, Suite 101
Ramsey, NJ 07446-2558
T 201.661.6600
F 201.661.6601

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Liberum Capital Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Berson + Corrado

Ramsey, New Jersey
February 25, 2013

LIBERUM CAPITAL INC.
(A WHOLLY OWNED SUBSIDIARY OF LIBERUM CAPITAL LIMITED)

STATEMENT OF FINANCIAL CONDITION

		DECEMBER 31, 2012
ASSETS		
Cash	$	493,628
Deposit with clearing organization		565,410
Receivable from clearing organization		109,386
Prepaid expenses and other assets		160,848
Fixed assets, net		47,260
Security deposit		153,165
Investment - parent		470,625
Deferred tax asset		211,957
Due from parent		755,662
Total assets	$	2,967,941
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	124,266
Income taxes payable		212,000
Deferred tax liability		95,582
Total liabilities		431,848
Stockholder's equity		
Common stock, $0 par value; 1,000 shares authorized 155 issued and outstanding		155,000
Series A preferred stock, $0 par value; 9,000 shares authorized 1,550 issued and outstanding		1,550,000
Additional paid-in capital		1,027,052
Accumulated deficit		(261,349)
Accumulated other comprehensive income		65,390
Total stockholder's equity		2,536,093
Total liabilities and stockholder's equity	$	2,967,941

The accompanying notes are an integral part of these financial statements.

LIBERUM CAPITAL INC.
(A WHOLLY OWNED SUBSIDIARY OF LIBERUM CAPITAL LIMITED)

STATEMENT OF INCOME

	YEAR ENDED DECEMBER 31, 2012
Revenue	$ 6,017,747
Direct Costs	282,266
Gross Profit	5,735,481
Operating expenses	
Wages and salaries	3,033,319
Other staff costs	324,363
Travel and subsistence	177,498
Market data	240,297
Trading systems	243,176
Communications	118,906
Hardware and software	18,158
Service agreements	31,539
Marketing, public relations and entertaining	66,191
Professional fees	229,755
Premises costs	433,207
Office expense	50,207
Other costs	6,032
Total operating expenses	4,972,648
Income from operations	762,833
Other expenses	
Interest expense	33,924
Income tax expense	421,339
Total other expenses	455,263
Net income	$ 307,570

The accompanying notes are an integral part of these financial statements.

LIBERUM CAPITAL INC.
(A WHOLLY OWNED SUBSIDIARY OF LIBERUM CAPITAL LIMITED)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

	Common Stock	Preferred Stock	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Stockholder's Equity
Balance - January 1, 2012	$ 155,000	$ 5,949,000		$ (568,919)	$ 38,648	$ 5,573,729
Redemption of preferred shares		(4,399,000)				(4,399,000)
Contribution to capital of Parent's shares for Share Plans			$ 1,027,052			1,027,052
Foreign currency translation adjustment					26,742	26,742
Net income				307,570		307,570
Balance - December 31, 2012	$ 155,000	$ 1,550,000	$ 1,027,052	$ (261,349)	$ 65,390	$ 2,536,093

The accompanying notes are an integral part of these financial statements.

LIBERUM CAPITAL INC.
(A WHOLLY OWNED SUBSIDIARY OF LIBERUM CAPITAL LIMITED)

STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS

	YEAR ENDED DECEMBER 31, 2012
Subordinated borrowings at January 1, 2012	$ 2,250,000
Increases:	-.-
Decreases:	(2,250,000)
Subordinated borrowings at December 31, 2012	$ -

The accompanying notes are an integral part of these financial statements.

LIBERUM CAPITAL INC.
(A WHOLLY OWNED SUBSIDIARY OF LIBERUM CAPITAL LIMITED)

STATEMENT OF CASH FLOWS

	YEAR ENDED DECEMBER 31, 2012
Cash flows from operations	
Net income	$ 307,570
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation expense	80,266
Amortization expense	292
Share awards compensation	556,426
Deferred taxes	197,000
Security deposit	114,775
(Increase) decrease in operating assets:	
Receivable from clearing organization	64,561
Prepaid expenses and other assets	(38,383)
Due to/from parent	5,628,384
Increase (decrease) in operating liabilities:	
Accounts payable and accrued expenses	(303,540)
Income taxes payable	212,000
Interest payable - parent	(126,650)
Net cash provided by operating activities	6,692,701
Cash flow from investing activities	
Capital expenditures	(2,374)
Net cash used in investing activities	(2,374)
Cash flow from financing activities	
Retirement of subordinated loan - related party	(2,250,000)
Redemption of preferred stock	(4,399,000)
Net cash used in financing activities	(6,649,000)
Increase in cash	41,327
Cash - beginning of the year	452,301
Cash - end of the year	$ 493,628

The accompanying notes are an integral part of these financial statements.

Note 1 - Organization and Nature of Operations

Liberum Capital Inc. (the "Company"), a New York corporation organized in February 2008, is a wholly owned subsidiary of Liberum Capital Limited (the "Parent"). The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company received its FINRA approval for membership on January 23, 2009. The Company provides sales and marketing services to the Parent and engages in a general securities business with institutional investors.

Note 2 - Summary of Significant Accounting Policies

Revenue Recognition – The Company provides sales and marketing services to the Parent. The fee for services is calculated based on direct and certain indirect costs incurred plus fifteen percent (15%).

Clearing Transactions - The Company transmits all transactions through a clearing broker who maintains the customers' accounts.

Property and Equipment - Property and equipment are carried at cost. When assets are sold or retired, the cost and related accumulated depreciation are eliminated from the accounts, and any resulting gain or loss is reflected in income for the period. The cost of maintenance and repairs is charged to expense as incurred.

Depreciation is computed on the straight-line basis over the assets' useful lives.

Advertising – The Company expenses the cost of advertising and promotions as incurred.

Income Taxes and Deferred Taxes – The Company has elected to be taxed as a C-corporation pursuant to the Internal Revenue Code and applicable state laws. The Company accounts for income taxes in accordance with FASB ASC 740, *Income Taxes*, which requires the recognition of deferred income taxes for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate principally to stock-based compensation, depreciation and amortization of fixed assets, and cash basis tax reporting versus accrual basis reporting. Deferred tax assets and liabilities represent the future tax consequence for those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Note 2 - Summary of Significant Accounting Policies (continued)

Uncertain Tax Positions – The Company is required to recognize, measure, classify, and disclose in the financial statements uncertain tax positions taken or expected to be taken in the Company's tax returns. Management has determined that the Company does not have any uncertain tax positions and associated unrecognized benefits that materially impact the financial statements or related disclosures. Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the Company will not be subject to additional tax, penalties, and interest as a result of such challenge. Generally, the Company's tax returns remain open for three years for income tax examination.

Foreign Currency Translation - Assets and liabilities that are translated use exchange rates in effect at the balance sheet date and revenues and expenses that have occurred throughout the current fiscal year are converted at a weighted-average rate of exchange for the entire year. Resulting translation adjustments are recorded directly in accumulated other comprehensive income which is a separate component of stockholder's equity.

Share-based Compensation – The Company recognizes compensation expense for share awards granted to employees in accordance with the fair value recognition provisions of FASB ASC 718, *Compensation – Stock Compensation,* at their estimated fair market value on the date of the grant.

Statement of Cash Flows – For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid assets, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Use of Estimates - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP"), requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events – Management has reviewed and evaluated all events and transactions from December 31, 2012 (balance sheet date) through February 25, 2013, the date that the financial statements are available for issuance. The effects of those events and transactions that provide additional pertinent information about conditions that existed at the balance sheet date have been recognized in the accompanying financial statements.

Note 3 - Property and Equipment

Property and equipment at December 31, 2012, consisted of the following:

		2012
Furniture and fixtures	$	114,292
Equipment		242,972
Leasehold Improvements		162,602
		519,866
Accumulated depreciation		(472,606)
	$	47,260

Note 4 - Operating Lease

The Company occupies office space under a lease agreement that expires in October 2013. Aggregated future minimum annual rental payments under the lease agreement are as follows:

2013	$ 247,478

Rent expense for the year ended December 31, 2012 amounted to$322,297.

Note 5 – Income Taxes

The income tax (expense) benefit for the year ended December 31, 2012:

Current	
Federal	$ 140,000
State and local	84,339
	224,339
Deferred	
Federal	153,000
State and local	44,000
	197,000
	$ 421,339

Note 6 – Investment – Parent

The Parent has adopted stock-based compensation plans that eligible employees of the Company may participate in (See Note 14). When an employee of the Company is awarded shares under the plans, the Company records a contribution to additional paid-in capital, and a corresponding investment in parent for the fair market value of the Parent's shares on the date of the award. As compensation expense is recognized in accordance with FASB ASC 718, *Compensation – Stock Compensation*, the investment in parent is reduced accordingly.

Note 7 - Subordinated Loans - Related Party and Other Related Party Transactions

On June 5, 2012, the shareholder and directors of the shareholder agreed to redeem the subordinated loans owed by the Company to the Parent in the amount of $2,250,000 in consideration for the cancellation of $2,250,000 in inter-company debt owed by the Parent to the Company. For the year ended December 31, 2012, interest expense at LIBOR plus 2% on the subordinated loans amounted to $34,030.

At December 31, 2012 the Company has a receivable from the Parent totaling $755,662. There are no repayment terms associated with this transaction.

During April 2009, the Company entered into a service agreement with the Parent. During February 2012, the Company and the Parent amended the service agreement with an effective date of January 1, 2010. Under the amended service agreement, the Company will provide sales and marketing services to the Parent. The fee earned by the Company for sales and marketing services is to be calculated based on direct and certain indirect costs incurred by the Company plus fifteen percent (15%). For the year ended December 31, 2012, the fees earned by the Company from the Parent for these services amounted to $6,014,372.

Note 8 – Comprehensive Income

During 2009, the Company was required to make a deposit with its clearing broker. The deposit amount was 350,000 British Pound. This asset was translated into U.S. dollars using the exchange rate as of the balance sheet date. For the year ended December 31, 2012, the Company recorded a foreign currency translation adjustment of $26,742.

Note 9 – Capital

During 2010, the Company amended its Certificate of Incorporation as filed with the New York State Department of State, Division of Corporation, to provide that the Company shall be entitled to issue 10,000 shares, consisting of 1,000 shares of common stock with no par value and 9,000 shares of preferred stock with no par value. The total of 9,000 shares of preferred stock shall be designated as a series known as Series A Preferred Stock.

Note 9 – Capital (continued)

The holders of Common Stock shall be entitled to receive dividends out of the funds legally available therefore at 2% above LIBOR at such times and in such amounts. At December 31, 2012 the six-month LIBOR was .5142%.

Upon liquidation, dissolution or winding up of the Company, each holder of each outstanding share of Series A Preferred Stock shall be entitled to be paid out of the assets of the Company available for distribution, whether such assets are capital, surplus or earnings before any amount shall be paid or distributed to the holders of the Common Stock or any other series or class of capital stock of the Company ranking on liquidation junior to the Series A Preferred Stock, an amount per share equal to any declared but unpaid dividends to which such holder of Series A Preferred Stock is then entitled.

Note 10 – Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company had net capital of $736,576, which was $636,576 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .59 to 1.00.

Note 11 – Indemnifications

In normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connections with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions.

The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 12 - Cash Segregated under Federal and other Regulations

The Company is not required to maintain a special reserve bank account for the protection of customers as required by Rule 15c3-3 of the Securities and Exchange Commission under Section K(2)ii of the rule.

Note 13 - Concentration of Credit Risk and Other Financial Information

Cash held by financial institutions which exceed the Federal deposit Insurance Corporation ("FDIC') limits expose the Company to concentrations of credit risk. Balances throughout the year usually exceed the maximum coverage by the FDIC on insured depositor accounts. At December 31, 2012, the Company's uninsured cash balances total $240,831.

Supplemental Disclosure of Cash Flow Information

Cash paid during the year for:		
	Taxes	$ 12,340
	Interest	160,680

Note 14 – Share Plans and Stock-Based Compensation

The Parent has adopted an Ordinary Share Scheme and a Growth Share Plan (the "Plans") for eligible employees as defined in the Plans. The shares of the Parent are awarded at a price that approximates the estimated fair value of the shares at the date of grant as determined in accordance with the Plans. The shares awarded vest under various provisions, not to exceed 5 years. For the year ended December 31, 2012, the Company recorded compensation expense under the Plans of $559,742.

LIBERUM CAPITAL INC.
(A WHOLLY OWNED SUBSIDIARY OF LIBERUM CAPITAL LIMITED)

SCHEDULE OF COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER SEC RULE 15c3-1

	DECEMBER 31, 2012
Total stockholder's equity	$ 2,536,093
Add: Other (deductions) or allowable credits	-
Deductions and/or charges:	
Non - allowable assets	(1,799,517)
Net capital before haircuts on securities positions	736,576
Haircuts on securities	-.-
Net capital	$ 736,576
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required (6-2/3% of aggregated indebtedness)	28,790
Minimum dollar net capital requirement	100,000
Net capital requirement (greater of above)	100,000
Excess net capital	$ 636,576
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Accounts payable and accrued expenses	$ 124,266
	212,000
Deferred tax liability	95,582
Aggregate indebtedness	$ 431,848
Ratio of aggregate indebtedness to net capital	.59 to 1.00

There are no material differences between the computation of aggregate indebtedness presented above and the computation of aggregate indebtedness in the Company's unaudited Form X-17A-5, Part II.

LIBERUM CAPITAL INC.

SCHEDULE OF RECONCILIATION OF NET CAPITAL PER FOCUS REPORT WITH AUDIT REPORT

		DECEMBER 31, 2012
Net capital - per FOCUS Report	$	736,574
Rounding		2
Net capital - per audit report	$	736,576

LIBERUM CAPITAL INC.
(A WHOLLY OWNED SUBSIDIARY OF LIBERUM CAPITAL LIMITED)

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2012

The Company is exempt from the requirements
of Rule 15c3-3 under Section (k)(2)(ii) of the rule.

BERSON+CORRADO
Integrated Financial Solutions

www.bersonandcorrado.com

Independent Auditors' Supplementary Report on Internal Control Required by SEC Rule 17a-5

To the Stockholder
Liberum Capital Inc.

In planning and performing our audit of the financial statements of Liberum Capital Inc. (the "Company") as of and for the year ended December 31, 2012 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC) we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of difference required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

25 West 43rd Street, Suite 920
New York, NY 10036-7406
T 212.730.5444
F 212.730.5450

48 South Franklin Turnpike, Suite 101
Ramsey, NJ 07446-2558
T 201.661.6600
F 201.661.6601



Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projections of any evaluation of them to future periods are subject to the risk that may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be used by anyone other than these specified parties.

Berson + Corrado

New York, New York
February 25, 2013